                                                                   Exhibit (a)

                         NATIONAL PROPERTY INVESTORS 4

                                                              August 28, 1997


Dear Limited Partner:

                  Enclosed is the Schedule 14D-9 which was filed by National Property Investors 4 (the "Partnership") with the Securities and Exchange Commission in connection with an offer (the "Offer") by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), to purchase limited partnership units ("Units") of the Partnership.

                  The Partnership's sole general partner (the "General Partner") is NPI Equity Investments, Inc., a Florida corporation and an affiliate of the Bidders. Due to the affiliation between the General Partner of the Partnership and the Bidders, the General Partner is subject to certain conflicts of interest in connection with the response to the Offer.

                  UNIT HOLDERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE GENERAL PARTNER EXPRESSES ANY OPINION AS TO THE OFFER AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER UNIT HOLDERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

                  Limited partners are advised to carefully read the enclosed
Schedule 14D-9.



                                                 National Property Investors 4